EX
Exhibit 21.1
TRAVERE THERAPEUTICS, INC.
LIST OF SUBSIDIARIES

No.	Name
1	Travere Therapeutics Pharmaceutical, Inc.
2	Travere Therapeutics Ireland Limited
3	Orphan Technologies Limited
4	Travere Therapeutics Research Ltd
5	Travere Therapeutics US Holdings, LLC
6	Kyalin Biosciences, Inc.
7	Manchester Pharmaceuticals LLC
8	Centurion Merger Sub, Inc.
9	Centurion Intermediate Sub, Inc.